NEWS RELEASE

Crosshair Announces Plans for Gold/VHMS Spin-out

Dated: June 5, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to announce a proposal to form a separate company, Gemini Metals Corp. (“Gemini”), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland (the “Spin-out Properties”). Crosshair is also pleased to announce that it has entered into an agreement with Paragon Minerals Corporation (“Paragon”, TSX-V: PGR) whereby Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Spin-out Properties.

“Management believes that Crosshair’s interests in the Spin-Out Properties have contributed minimal market value to the company” says Mark Morabito, CEO of Crosshair. “By transferring these assets into a new company, we believe shareholders can capture additional value without dilution to Crosshair. We believe the planned bulk sampling program of the Jaclyn Zone will help demonstrate the true potential of the Spin-out Properties. The proposed transaction will also permit Crosshair to focus on its core assets in the Labrador Central Mineral Belt.”

The Spin-out Properties comprise the Golden Promise property, South Golden Promise property and Victoria Lake property. Crosshair has fully earned its 60% interest in both the South Golden Promise and Victoria Lake properties from Paragon and has the right to earn a 60% interest in the Golden Promise property, also from Paragon, over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will lapse upon closing of the proposed transaction.

Gemini will be funded by a planned prospectus offering, as no monetary amounts are being transferred with the spin-out. This offering will be in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini will be subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the “Arrangement”). Under the terms of the proposed Arrangement, holders of Crosshair’s common shares are expected to receive approximately one common share of Gemini for every 5.5 common shares of Crosshair held.

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Following receipt of the interim order, the Company would mail to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final term and conditions of the Arrangement and the basis on which Crosshair shareholders would, on its completion, hold or receive shares of the two resulting companies. In addition to court approval, there are a number of other conditions that are required in order to complete the Arrangement, including shareholder, legal and regulatory approvals. Crosshair plans to move ahead on the spin-out quickly and anticipates presenting this matter to the shareholders at its annual general meeting expected to be held in September 2008.

About the Spin-out Properties

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise property. The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m. The zone remains open for expansion along strike and to depth. A preliminary independent National Instrument (NI) 43-101 resource estimate has been completed at the Jaclyn Main Zone. The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cutoff of 1 gram per tonne gold.

Given the high-nugget gold effect at the Golden Promise property, the top line use of proceeds from the prospectus offering will be a bulk sampling program to test the intra-hole grade continuity of the Jaclyn Main Zone.

Contiguous with the Golden Promise property is the South Golden Promise property, which hosts the Linda/Snow White gold zone. This zone has been defined over a strike length of 170 m and is open in all directions. Sixteen holes have been drilled on the South Golden Promise property, highlighted by SGP-14, which intercepted 19.5 grams per tonne gold over 1.15 metres.

Most of the gold occurrences on the Golden Promise and South Golden Promise properties, including the Jaclyn Main zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

The Victoria Lake property is underlain by highly prospective volcanic rocks of the Victoria Lake Supergroup, which hosts several significant VHMS deposits including the 100% Teck Cominco owned Duck Pond deposit, which began production in January 2007. VHMS deposits are typically polymetallic and represent a significant source of the world's Cu, Zn, Pb, Au, and Ag ores. The property is also situated six kilometres southeast of the high-grade Boomerang Prospect, which was discovered by Messina Minerals in December 2004. An 11 hole drill program on the Victoria Lake property was successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results from the widely spaced drilling are strongly suggestive of a proximal VHMS environment and will be followed up with additional drilling once the spin-out is complete.

Resource Estimate Details

The current mineral resource estimate for the Golden Promise property is based on results from 68 diamond drill holes at the Jaclyn Main Zone. Independent engineer, Gary H. Giroux, P.Eng. MASc., and a Qualified Person as defined by NI 43-101, is responsible for the mineral resource estimate and has reviewed and approved the technical data contained in this news release. The estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101. The NI 43-101 compliant estimate is filed in a Technical Report on SEDAR and on our website at: http://www.crosshairexploration.com/s/GoldenPromise.asp. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The zone was modeled to a minimum 1.5 m width in two adjoining veins. The gold grade distribution within each vein was examined and erratic high grade assays were capped. Composites 1.5 m in length were formed, which honoured the vein boundaries. Blocks 10 m East-West by 2.5 m North-South by 5 m vertical were estimated by ordinary kriging.

About Crosshair

In addition to its highly prospective Spin-out properties, Crosshair is a leading exploration company focused on exploring and developing uranium on its Central Mineral Belt Project in Labrador. As exploration advances on Crosshair’s CMB Project, along with various other exploration plays in the area, the Central Mineral Belt is fast emerging as the next big uranium district in Canada.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Qualified Person and Assay Procedures

The Golden Promise Project work is being carried out by David Mullen, consulting geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo., Exploration Manager for Paragon. All drill holes were NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. Blanks and gold standards were inserted into the sample stream once every 20 samples. ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson. Sample batches were reanalyzed if any aberrations in the data were observed.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.